Exhibit 99.1

[Ryder Scott Company Letterhead]

January 14, 2010

Continental Resources, Inc.

302 North Independence

Enid, Oklahoma 73702

Gentlemen:

At your request we have prepared an estimate of the proved reserves and future production and income attributable to certain leasehold interests of Continental Resources, Inc. as of December 31, 2009. The properties evaluated by Ryder Scott Company, L. P. (Ryder Scott) were selected by Continental Resources, and account for approximately 90 percent of the future net income discounted at 10 percent attributable to the proved reserves as of December 31, 2009. The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party study, completed on January 14, 2010, are presented herein.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS

Estimated Proved Net Reserve and Income Data

Certain Leasehold Interests of

Continental Resources, Inc.

As of December 31, 2009

	Net Oil** M Barrels	Net Gas** MMCF	Future Net** Income M$	Discounted** FNI @ 10%M$
Evaluated by Ryder Scott	160,223	430,091	$5,284,576	$1,988,119
Evaluated by Continental Resources	13,057	73,989	$473,028	$257,821

Total Proved Reserves	173,280	504,080	$5,757,604	$2,245,940

*	Ryder Scott has not reviewed the reserves and cashflow projections for those properties valuated by Continental Resources, Inc. Ryder Scott has included these values at the request of Continental Resources, Inc. and expresses no opinion as to the reasonableness of these values.
**	From TRC Consultants’: PhdWin Decline Analysis

Liquid hydrocarbons are expressed in standard 1000 barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Bulletins. An abridged version of the SEC definition of proved reserves are attached.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes included herein do not attribute gas consumed in operations as reserves.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Neither our review of such contractual information or our acceptance of Continental Resources, Inc’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate country and geopolitical risks in the countries where Continental Resources, Inc operates or has interests. Continental Resources, Inc’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Continental Resources, Inc owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. Continental Resources, Inc has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by Continental Resources, Inc with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Continental Resources, Inc.

Future Production Rates

Initial production rates are based on the current producing rates for those reservoirs now on production. Test data and other related information was used to estimate the anticipated initial production rates for those wells or locations, which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. The future anticipated decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were projected to commence at an anticipated date of delivery, which was furnished by Continental Resources, Inc.

The future production rates from reservoirs now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations, which are not currently producing, may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

As previously stated, the hydrocarbon prices used herein are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The crude oil price was $61.18 per barrel and the spot gas price was $3.87 per MMBTU. Product prices, which were actually used for each property, reflect adjustment from the above stated prices for gravity, quality, local conditions, and/or distance from market. These prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in hydrocarbon prices subsequent to 2009 were not considered in this report. Ryder Scott has not performed a detailed study of the product prices and makes no warranty for the product prices utilized in this report.

Costs

Continental Resources, Inc supplied operating costs for the leases and wells in this report. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished by Continental Resources, Inc. and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. Continental Resources, Inc. has used an estimate of zero abandonment costs after salvage value for all properties in this report. Ryder Scott has not performed a detailed study of the operating and development costs and makes no warranty for the costs utilized in this report.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization prior to becoming an officer of the Company.

We are independent petroleum engineers with respect to Continental Resources, Inc. Neither we nor any of any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for reviewing and approving the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use and sole benefit of Continental Resources, Inc., Company and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

General

As prepared by Continental Resources, Inc., the tables presented in this report are generated by TRC Consultants’ PhdWin Decline Analysis and are located behind the “Appendix” tab. The summary report contains individual tables of estimated production and income by year beginning January 1, 2010 by reserve category for the properties evaluated by Ryder Scott. These tables are located behind the tab titled “Grand Summary Projections”. A one-line summary of net reserves and income data for each of the subject properties is presented behind the tab titled “One-Line Summaries”. A one-line summary of reserves and income data ranked by BTAX cashflow discounted at 10 percent is behind the “Property Ranking” tab.

Very truly yours,

\s\ Scott Wilson

Scott J. Wilson, P.E.

Senior Vice President

APPENDIX

ECONOMIC REFERENCE DATA

Continental Resources, Inc. performed the economic analyses on the TRC Consultants’: PhdWin Decline Analysis program. At Continental Resources, Inc.’s request, the tables presented in this report were generated on TRC Consultants’ PhdWin Decline Analysis.

It should be noted that the values on the various tables do not always add to exactly the same values as shown on the summary tables. These very small differences are the result of internal rounding in the program.

GEOGRAPHICAL AREAS REVIEWED

The subject properties are located in the states of North Dakota, Montana and Oklahoma.

Professional Qualifications of Primary Technical Person

Mr. Scott James Wilson is the technical person designated to be in responsible charge on behalf of Ryder Scott Company L.P. for the estimate of the reserves, future production, and income presented herein. Mr. Wilson has either been personally responsible or has overseen and approved the estimation and evaluation process with respect to the preparation of this report.

Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2000, is a Senior Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Atlantic Richfield Company. For more information regarding Mr. Wilson’s geographic and job specific experience, please refer to the Ryder Scott Company website at http://www.ryderscott.com/Experience/Employees.php.

Mr. Wilson earned a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1983 and an MBA in Finance from the University of Colorado in 1985, graduating from both with High Honors. He is a registered Professional Engineer by exam in the States of Alaska, Colorado, and Wyoming. He is also an active member of the Society of Petroleum Engineers; serving as co-Chairman of the SPE Reserves and Economics Technology Interest Group, and Gas Technology Editor for SPE’s Journal of Petroleum Technology. He is a member and past chairman of the Denver section of the Society of Petroleum Evaluation Engineers. Mr. Wilson has published several technical papers and holds two US patents.

In addition to gaining experience and competency through prior work experience, the Wyoming Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Wilson fulfills. As part of his 2009 continuing education hours, Mr. Wilson attended an internally presented sixteen hours of formalized training as well as a public forum relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Wilson attended an additional seven hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than 25 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.